DONALD R. REYNOLDS

dreynolds@wyrick.com

October 28, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Michael Rosenthall

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 9, 2010

Proxy Statement on Schedule 14A

Filed April 30, 2010

File Number: 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 18, 2010. The comments are repeated below in italics for ease of reference.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 22

1.	We note that in response to our prior comment 9 you have proposed disclosure regarding the corporate goals used in determining base salary increases. Please expand your discussion to quantify the net sales and earnings goals and sales goals for key products, rather than referring to publicly announced guidance.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 28, 2010

As requested, Salix has expanded its discussion with new bold text in the first full paragraph on page A-3 of Appendix A to this letter, which is a revised version of Salix’s executive compensation disclosure from its definitive proxy statement on Schedule 14A, as revised in our August 30, 2010 comment response letter, as if filed responsive to the Staff’s comments. Salix will make similar disclosure, and disclosure responsive to comment 2 below, in future filings.

Long-Term Equity Incentives, page 23

2.	We note in your disclosure that, “The actual potential bonus amounts for executive officers are set by the Compensation Committee as described above under ‘Annual Cash Incentive Payments.’” However, this discussion does not disclose the potential bonus amounts for each officer. Please expand your disclosure to include the potential annual cash bonus amounts and the multiplier applied to each named executive officer’s target bonus based on their position within the organization.

As requested Salix has expanded its disclosure in bold both under “Annual Cash Incentive Payments” and “Long-Term Equity Incentives” on page A-4 of Appendix A.

*    *    *    *    *    *    *    *

On behalf of Salix, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff. In addition, please see the requested “Tandy representations” from Salix.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Adam C. Derbyshire

Mark D. Reeth, Esq.

APPENDIX A

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors was established in December 1994 and during 2009 and the first half of 2010 was composed of independent directors, Richard A. Franco, Sr. (Chair), Thomas W. D’Alonzo, William P. Keane and Mark A. Sirgo. In general, the Committee is responsible for reviewing, approving and recommending to the Board our compensation practices, including executive salary levels and variable compensation programs. With respect to executive officers other than the Chief Executive Officer, in addition to comparative peer company data, the Committee considers the recommendations for such individuals’ salaries presented by the Chief Executive Officer and the reasons for those recommendations. In determining compensation for the Chief Executive Officer, the Committee considers comparative financial and compensation data of selected peer companies.

Executive Compensation Philosophy and Objectives

We compete in an aggressive and dynamic industry and, as a result, believe that finding, motivating and retaining quality employees, particularly senior managers, sales, marketing and development personnel, are key factors to our future success. The Compensation Committee’s compensation philosophy seeks to align the interests of stockholders and management by tying compensation to our performance, either directly in the form of salary or annual cash incentive payments, or indirectly in the form of equity awards granted to employees.

The primary objectives of our executive compensation policies include the following:

•	To attract, motivate and retain a highly qualified executive management team;

•

To link executive compensation to corporate objectives, including product development, revenue, earnings and business development goals, as well as to define individual management objectives established by the Committee;

•	To compensate competitively with the practices of similarly situated specialty pharmaceutical companies; and

•	To create management incentives designed to enhance stockholder value.

To achieve these objectives, the Committee seeks to design our executive compensation program and set compensation levels for the Named Executive Officers that are comparable to those of other companies that compete with us for executive talent. The Committee uses both objective and subjective criteria to evaluate Salix and individual performance and set compensation. This approach allows the Committee to exercise discretion and not rely solely on rigid formulas and quantitative analyses. The Committee generally targets compensation at the 75th percentile of our peer companies. Through a discretionary annual cash incentive plan, the Committee seeks to reward outstanding performance, incentivize future achievement and assist in attracting and retaining our executive officers. We also provide long-term compensation in the form of restricted stock grants. The Committee believes restricted stock awards allow the Named Executive Officers to participate in our long-term success, align their long-term interests with those of our stockholders, reward for past performance and incentivize future performance, and help retain talented executive management personnel.

Sources of Information

The Committee relies on various sources of information to assist it in establishing and maintaining our compensation program. In 2006, the Committee engaged AON Consulting, an independent compensation consulting firm, to review and assess our executive compensation program, with a focus on the selection of an appropriate peer group of companies against which to compare our compensation.

The Committee also considers data from the Radford Biotechnology Survey for companies in the life sciences industry with less than 500 employees. Finally, the Committee relies on the experience and knowledge that the Committee members, Salix and its senior management have gained over the years from the administration of compensation programs, and seeks input from the Chief Executive Officer on the performance of the other Named Executive Officers and on recommendations for their compensation levels. The Compensation Committee uses information from these sources each year to assist it in evaluating the competitiveness of our executive compensation programs, setting compensation levels for the Named Executive Officers and meeting the Committee’s stated compensation objectives.

The Compensation Committee believes that our compensation programs for the executive officers are competitive and appropriately designed to attract and retain key employees, reward superior performance and promote long-term stockholder value. The Committee plans to continue to review the compensation payable to our executive officers, periodically evaluate our compensation practices with the assistance of an independent compensation consultant and make any changes it deems appropriate to our compensation structure to ensure that the programs are designed and implemented to achieve the Committee’s stated goals.

Peer Group Compensation Data

As noted above, an important component of our executive compensation analyses is a comparison of our executive compensation to that paid by a group of peer companies. It is only one component we use to evaluate our compensation programs and set compensation levels. However, we believe it is a useful tool because we compete with the peer companies for executive talent. Beginning with the assistance of AON Consulting in 2006, we identified a peer group consisting of other life sciences companies that were generally comparable in size to us based on revenue, net income and market capitalization. We periodically review the peer group for changes resulting from mergers, acquisitions, bankruptcies, going-private transactions and other changes in strategic focus or circumstances, removing from the list any companies that no longer fit the relevant criteria and adding any new ones that do. For purposes of compensation decisions made in 2009, our peer group of companies consisted of the following: Abraxis BioScience, Inc.; Alkermes, Inc.; CV Therapeutics, Inc.; Endo Pharmaceuticals Holdings Inc.; K-V Pharmaceutical Company; The Medicines Company; Medicis Pharmaceutical Corporation; Santarus, Inc.; and ViroPharma Incorporated.

Based upon its review of our growth and peer group in 2010, the Compensation Committee eliminated three companies that no longer conformed to our peer group profile and replaced them with seven new companies. The companies eliminated from our peer group were: CV Therapeutics, Inc.; K-V Pharmaceutical Company; and Santarus, Inc. The companies added to our peer group were: Alexion Pharmaceuticals, Inc.; Auxilium Pharmaceuticals, Inc.; BioMarin Pharmaceutical Inc.; Cubist Pharmaceuticals, Inc.; Onyx Pharmaceuticals, Inc.; United Therapeutics Corporation; and Valeant Pharmaceuticals International. Accordingly, for purposes of compensation decisions made in 2010, our full peer group of companies consisted of the following:

Abraxis BioScience, Inc.	The Medicines Company
Alexion Pharmaceuticals, Inc.	Medicis Pharmaceutical Corporation
Alkermes, Inc.	Onyx Pharmaceuticals, Inc.
Auxilium Pharmaceuticals, Inc.	United Therapeutics Corporation
BioMarin Pharmaceutical Inc.	Valeant Pharmaceuticals International
Cubist Pharmaceuticals, Inc.	ViroPharma Incorporated
Endo Pharmaceuticals Holdings Inc.

Analysis of Specific Compensation Programs

Base Salary

The base salaries of each of the Named Executive Officers, other than the Chief Executive Officer, for the year ended December 31, 2009 were reviewed by the Compensation Committee, considering among other things, the recommendation of the Chief Executive Officer. In its review, the Committee considered the extent to which we achieved our pre-established corporate objectives for the year in question, the executive’s position, his or her individual performance, and other factors including data from our peer group of companies.

Our 2009 corporate objectives included financial, sales, corporate compliance, research and development, and business development goals. The financial goals included achieving net sales and earnings per share in line with publicly announced projections, namely net sales of at least $230 million and a net loss per share of not more than $0.90. We exceeded these goals, with net sales of $232.9 million and a net loss per share of $0.88. During 2009 we achieved all of our research and development goals, including filing a New Drug Application for Xifaxan as a treatment for hepatic encephalopathy by June 30, 2009, as well as successful progress in critical clinical trials. Sales goals for 2009 focused on the number of prescriptions of our new product Apriso, as well as of our bowel-cleansing purgative products, to achieve our publicly announced net sales and loss per share guidance, as detailed above, in addition to establishing a functional second sales force by September 30, 2009. We achieved these goals, with, as noted above, $232.9 million in net sales and a net loss per share of $0.88 aided by approximately 46,000 Apriso prescriptions and 1.7 million purgative prescriptions. We also targeted maintaining a high level of corporate compliance to ensure corporate integrity, which we believe is critical in our industry. Finally, our 2009 business development goals focused on implementing a comprehensive strategy for rifaximin, including licensing activities, strengthening our patent portfolio, exploring formulation innovations and licensing, co-promotion and other strategic alternatives, and pursuing regulatory opportunities. We believe we substantially achieved all these goals. We believe that Salix’s achievements in 2009 in sales and research and development in particular drove the substantial increase in our stock price since the beginning of the year, providing significant value to our stockholders and meriting the compensation we paid our named executive officers.

We believe that we set achievable but challenging target levels and objectives. As evidence of that achievement and therefore annual cash incentive payments based on achievement, as discussed below, was approximately 115% of target for 2009, primarily because of the Company’s significant achievements in 2009, including successful clinical trials and regulatory filings and approvals; approximately 90% for 2008, primarily because of delays in FDA approval of our drug candidates; and has averaged approximately 100% of target over the past 5 years. In determining compensation for the Chief Executive Officer, the Compensation Committee considers primary achievements against these objectives, and comparative financial and compensation data of selected peer companies.

The Compensation Committee approved the following base salary increases in 2009 and 2010 for the executive officers named in the Summary Compensation Table. All adjustments are effective as of January 1 of the relevant year. Factors influencing Ms. Logan’s increase in 2010 include her leadership of the Company to one of its most successful years, especially with regard to increasing revenue. Factors influencing Mr. Derbyshire’s increase in 2010 include his leadership and contributions in 2009 in managing our finance department and investor relations, assisting us to achieve our financial projections and raising approximately $130 million in our stock offering in November. Factors influencing Dr. Forbes’ increase in 2010 include his March 2010 promotion to Executive Vice President, Research and Development and Chief Development Officer, his hard work and leadership of the Company’s drug development efforts, including reporting promising data from clinical trials of rifaximin for hepatic encephalopathy, or HE, and irritable bowel syndrome which are critical to our future success, as well as filing an NDA for HE and receiving a favorable recommendation for approval by The Gastrointestinal Drug Advisory Committee, and receiving FDA approval of MetoZolv ODT.

	2008 Salary	Salary Adjustment for 2009		2009 Salary	Salary Adjustment for 2010		2010 Salary
Name	($)	($)	(%)	($)	($)	(%)	($)
Carolyn J. Logan	$713,000	$28,500	4.0%	$741,500	$29,660	4.0%	$771,160
Adam C. Derbyshire	352,000	58,000	16.5	410,000	16,400	4.0	426,400
William P. Forbes	310,000	50,000	16.1	360,000	46,800	13.0	406,800

We also compare these amounts, both before and after increases, to base salaries for comparable officers at the peer companies identified above. We believe that both Mr. Derbyshire and Dr. Forbes have performed at a very high level for a number of years, and received base salaries under our stated goal of paying in the 75th percentile of comparable officers at comparable companies in 2008. As a result both received promotions, Mr. Derbyshire from Senior Vice President to Executive Vice President, as well as more significant salary adjustments. We came to a similar conclusion with respect to Dr. Forbes with respect to 2009, promoting him to Executive Vice President in 2010 and again giving him a more significant salary increase than most of our employees. Otherwise, through 2009 we believe executive base salaries aligned with our goal of paying in the 75th percentile. We also believe they align in 2010 assuming similar increases in executive salaries at our peer companies as they provided in 2009.

Annual Cash Incentive Payments

In consultation with compensation consultant Aon and based in part on information for the peer companies described above and industry data, Salix has a comprehensive matrix tying each employee’s title or level within the organization to ranges of compensation, including a potential annual cash incentive payment, which is a given percentage of base salary for each level. The 2009 target cash incentive payments for our named executive officers, as a percentage of base salary and in dollars, were: Ms. Logan, 65% or $481,975; Mr. Derbyshire, 50% or $205,000; and Dr. Forbes, 45% or $162,000. We do not set threshold or maximum cash incentive payment amounts, and the actual annual cash incentive payments to each of the Named Executive Officers, other than the Chief Executive Officer, for the year ended December 31, 2009 are based, in the discretion of the Compensation Committee, upon achievement relative to 2009 corporate objectives, as described above. The Compensation Committee also takes into account individual performance in determining awards for named executive officers and other factors including data from our peer group of companies. The Committee solicits and considers the recommendations of the Chief Executive Officer in this area.

In determining the bonus for the Chief Executive Officer, the Committee considers primarily achievement relative to 2009 corporate objectives, individual performance and data from our peer group of companies. Due to the performance of Ms. Logan in managing Salix during 2009, a year in which we exceeded our financial projections, raised approximately $130 million in a stock offering, in-licensed additional rifaximin intellectual property, filed an NDA for HE and received FDA approval to market our drug MetoZolv ODT, in April 2010, she received a cash incentive payment of $650,683. We also considered the importance of Ms. Logan and our other key employees being retained and motivated to implement our long-term strategic plan to expand our revenue base primarily by means of the development of new indications for rifaximin and product acquisition, and return to profitability.

Long-Term Equity Incentives

We currently issue equity compensation under our 2005 Stock Plan, as amended (the “2005 Stock Plan”). We also still have outstanding options under our 1996 Stock Option Plan and equity compensation plans assumed when we acquired InKine Pharmaceutical Company, Inc. in September 2005, specifically InKine’s 2004 Equity Compensation Plan, 1999 Equity Compensation Plan, 1997 Consultant Stock Option Plan and 1993 Stock Option Plan.

We grant executive officers and other eligible persons long-term equity incentives under our 2005 Stock Plan. Such equity incentives could include stock options, restricted stock, stock bonuses and stock purchase rights. In awarding equity incentives, the Compensation Committee reviews an executive officer’s duties and responsibilities, the value of the executive officer’s services, and the executive officer’s present and potential contribution to our success. Equity incentives such as option awards granted to executive officers generally have a term of ten years and are subject to a three or four-year vesting schedule.

The Compensation Committee traditionally awarded stock options to our executive officers as incentives. However, beginning in 2006, we decided to award shares of restricted stock instead of options, and we implemented a restricted stock grant program under the 2005 Stock Plan. The Compensation Committee bases the number of restricted shares granted to each executive officer on a dollar value for the individual executive officer divided by the 30-day average closing price of our stock prior to the grant date. The dollar value for each executive officer is determined based on the officer’s level within the Company as described above, in that it is equal to his or her potential annual cash incentive payment, times a multiplier that generally increases as the employee’s level within the organization increases. We apply a multiplier because restricted stock grants are long-term incentive awards intended to motivate and reward performance over multiple years. For 2009, Ms. Logan’s multiplier was 3.00, Mr. Derbyshire’s was 2.25 and Dr. Forbes’ was 2.00. The Committee takes existing awards held by executives into account in making grants, although it has not historically changed the amount of any grant as a result. We grant restricted stock to all of our employees on a similar basis. We decided to award shares of restricted stock instead of options because we believe that awards of restricted stock have clearer and less onerous accounting implications than options. Grants that vest over time provide a particularly strong incentive because they become more valuable to employees as the fair market value of the common stock increases. Employees must remain employed for a fixed period of time, generally three or four years, in order for the shares to vest fully, and with no vesting at all until the first anniversary of the vesting commencement date for annual grants or the first anniversary of the first of the month of hire for new hire grants. In addition, because the grants of restricted stock have some value even if our stock price decreases, we can grant less shares compared to option grants, resulting in less potential dilution to our stockholders. Finally, we believe that granting stock supports our culture of ownership at Salix and is an important element in maintaining strong employee morale and retention.

In 2008, we believe our stock price was lower than in prior years due to the generic approvals in December 2007. Rather than significantly increasing the total number of shares of restricted stock granted under our calculation above in reaction, we instead granted 75% of the number of restricted shares under the calculation to executive officers that vests over a three-year period rather than a four-year period. In 2009, we granted 100% of the number of restricted shares under the calculation to executive officers that vests over a four-year period. As an additional mechanism to encourage long-term performance, which we believe is in stockholder interests, we have a policy that senior staff (namely, our Chief Financial Officer and all Vice Presidents, whether, executive, senior or not) retain at least 30% of the after-tax value of their equity awards until no longer employed by Salix. Historically, none of our executive officers have failed to meet this standard. In making its determination on awarding restricted stock to executive officers, the Compensation Committee considers data about equity compensation by other relevant companies, the executive’s position, his or her individual performance, existing equity awards held by the executive and other relevant factors, including the overall performance of Salix and impact upon stockholders. Historically, our grants of restricted stock have kept overall compensation of our executive officers in our targeted range of the 75th percentile of peer companies, as described above.

Based on these criteria, on July 1, 2009, the Compensation Committee granted 94,220 shares of restricted stock to Ms. Logan, 31,010 shares of restricted stock to Mr. Derbyshire and 21,890 shares of restricted stock to Dr. Forbes. These grants represented 100% of target grants, based on achievement at that date against corporate objectives, and were comparable to grants made to all employees, based on individual performance and our desire to incentivize employees. These grants vest in equal amounts over four years beginning on July 1, 2010, subject to continued employment.

Stock Ownership Guidelines

As noted above, in an effort to more closely align the interests of our senior staff, including executive officers, with those of our stockholders, we have implemented a stock retention policy set forth in our Corporate Governance Guidelines whereby each member of our senior staff must retain 30% of any equity awards issued to him or her, net of any income taxes owed thereon, until such person’s termination.

Perquisites

The Company provides severance benefits upon a change in control of the Company as described in more detail below under the heading “Employment Agreements and Change in Control Arrangements,” a 401(k) retirement savings plan with matching contributions from the Company, a group health plan and group term life insurance. The Company generally does not provide other perquisites to its executive officers or maintain supplemental retirement programs for its Named Executive Officers because the Committee believes that the existing compensation arrangements adequately compensate them and allow them to plan for their retirement.

Tax Deductibility of Executive Compensation

Section 162 of the Internal Revenue Code limits the federal income tax deductibility of compensation paid to the Chief Executive Officer and to each of the Named Executive Officers. We may deduct such compensation only to the extent that during any fiscal year the compensation paid to such individual does not exceed $1 million or meet certain specified conditions, including stockholder approval. In addition, compensation paid to the Company’s Named Executive Officers is intended to satisfy the requirements of Section 409A and the Treasury Department guidance and regulations issued thereunder to avoid the imposition of additional taxes and penalties. Based on our current compensation plans and policies and proposed regulations interpreting these provisions of the Code, we believe that, for the near future, there is little risk that we will lose any significant tax deduction for executive compensation, although there can be no assurance in this regard. The Committee did not make any specific adjustments to Named Executive Officer compensation in 2009 as a result of tax considerations.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to us and our subsidiaries in all capacities during the years ended December 31, 2007, 2008 and 2009 by (1) our principal executive officer, (2) principal financial officer and (3) other executive officers whose total compensation exceeded $100,000 during the year ended December 31, 2009. The officers listed on the table set forth below are referred to collectively in this Proxy Statement as the “Named Executive Officers.”

Name and Principal Position	Year	Salary($)	Stock Awards($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All Other Compensation($)(3)	Total($)
Carolyn J. Logan President and Chief Executive Officer	2009	$741,500	$928,067	$650,683	$15,329	$2,335,579
	2008	713,000	694,274	320,850	13,914	1,742,038
	2007	685,000	922,866	342,500	107,832	2,058,198

Adam C. Derbyshire Executive Vice President Finance and Administration and Chief Financial Officer	2009	410,000	305,449	235,750	12,305	963,504
	2008	352,000	190,890	175,000	10,890	728,780
	2007	338,000	250,067	130,000	10,260	728,327

William P. Forbes Executive Vice President, Research and Development and Chief Development Officer	2009	360,000	215,617	205,000	12,575	793,192
	2008	310,000	190,890	145,000	24,032	669,922
	2007	279,000	178,601	160,000	10,328	627,929

(1)	Restricted stock awards are generally granted to the Named Executive Officers in early July. The reported amounts represent the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Account Standards Codification Topic 718, Stock Compensation, as modified or supplemented, or FASB ASC Topic 718. Restricted stock awards granted to the Named Executive Officers in 2007 and 2009 vest in equal amounts annually on the anniversary of their vesting commencement date over four years, subject to continued employment. Restricted stock awards granted to the Named Executive Officers in 2008 vest in three equal amounts beginning on the first anniversary of the vesting commencement date, subject to continued employment. Ms. Logan, Mr. Derbyshire and Dr. Forbes had 212,895, 63,428 and 50,188 shares respectively of unvested restricted stock outstanding as of December 31, 2009.

(2)	All payments reported in this column were paid in the discretion of the Compensation Committee based upon achievement against 2007, 2008 and 2009 corporate objectives set in February 2007, February 2008 and February 2009, respectively.

(3)	Consists of the following for each Named Executive Officer:

Name	Year	401(k) Company Match	Group Term Life Premiums	Accrued Personal Time
Carolyn J. Logan	2009	$11,025	$3,564	$—
	2008	10,350	3,564	—
	2007	10,125	2,322	95,385
Adam C. Derbyshire	2009	11,025	540	—
	2008	10,350	540	—
	2007	10,125	135	—
William P. Forbes	2009	11,025	810	—
	2008	10,350	810	—
	2007	10,125	203	—

Also includes a payment of $740 to each of Ms. Logan, Mr. Derbyshire and Dr. Forbes paid in connection with their employment agreements entered into in July 2009 and a payment of $12,872 in 2008 to Dr. Forbes for travel expenses related to attending a medical meeting in Europe.

GRANTS OF PLAN-BASED AWARDS FOR 2009

The following table provides information regarding grants of plan-based awards made to our Named Executive Officers in 2009. All shares of restricted stock granted to the Named Executive Officers for services in 2009 were granted in the discretion of the Company’s Compensation Committee under our 2005 Stock Plan. For a discussion of the 2005 Stock Plan and the grants made thereunder, see “Compensation Discussion and Analysis.”

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards; Number of Shares of Stock or Units(#)(2)	Grant Date Fair Value of Stock(3)
Name	Grant Date	Threshold	Target	Maximum
Carolyn J. Logan	07/01/09	$0.00	$481,975	$602,468	94,220	$928,067
Adam C. Derbyshire	07/01/09	0.00	205,000	256,250	31,010	305,449
William P. Forbes	07/01/09	0.00	162,000	202,500	21,890	215,617

(1)	Reflects minimum, target and maximum payments possible under 2009 corporate objectives bonus plan. The 2009 target bonuses for our Named Executive Officers were based on a percentage of their annual salaries as follows: Ms. Logan – 65%, Mr. Derbyshire – 50% and Dr. Forbes – 45%. The maximum bonus payments for our Named Executive Officers for 2009 were targeted at 81.25% of annual salary for Ms. Logan, 62.5% for Mr. Derbyshire and 56.25% for Dr. Forbes. However, the Compensation Committee retains the authority to exceed that amount for exemplary performance. Due to Ms. Logan’s efforts in managing the Company in 2009 and the Company’s exceptional performance last year, the Compensation Committee awarded Ms. Logan a bonus equal to approximately 88% of her salary. Actual payments made in April 2010 are reflected in the Summary Compensation Table above.
(2)	The named executive officers were each granted the number of shares of restricted common stock provided next to their names in the table on July 1, 2009. All grants of restricted common stock vest annually in four equal installments beginning on July 1, 2010, subject to continued employment.
(3)	The grant date fair value of the restricted stock awards is calculated in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR END

The following table contains information concerning unexercised stock options and shares of restricted stock that have not vested for the Named Executive Officers as of December 31, 2009.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Unexercisable(#)(1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)		Market Value of Shares or Units of Stock That Have Not Vested($)(2)
Carolyn J. Logan	44,000	—	$17.63	06/09/2015	212,895	(3)	$5,405,404
	33,750	—	18.87	06/17/2014
	65,625	—	18.87	06/17/2014
	33,750	—	7.60	07/24/2013
	285,000	—	4.07	07/01/2012
	75,000	—	1.13	06/01/2010
Adam C. Derbyshire	20,000	—	17.63	06/09/2015	63,428	(4)	1,610,437
	30,000	—	18.87	06/17/2014
	90,000	—	8.00	05/30/2013
	30,000	—	4.07	07/02/2012
William P. Forbes	6,250	—	17.63	06/09/2015	50,188	(5)	1,274,273
	90,000	—	17.53	12/16/2014

(1)	On December 30, 2005, our Board of Directors accelerated the vesting on all outstanding stock options.
(2)	Market value is computed by multiplying the number of restricted shares by $25.39, the closing price of our common stock on the Nasdaq Global Select Market on December 31, 2009.
(3)	The unvested portion of Ms. Logan’s awards will vest as follows: 17,438 restricted shares will vest on July 1, 2010; 35,770 restricted shares will vest in two equal annual installments beginning on July 1, 2010; 65,467 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 94,220 restricted shares will vest in four equal annual installments beginning on July 1, 2010.
(4)	The unvested portion of Mr. Derbyshire’s awards will vest as follows: 4,725 restricted shares will vest on July 1, 2010; 9,693 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 18,000 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 31,010 restricted shares will vest in four equal annual installments beginning on July 1, 2010.
(5)	The unvested portion of Dr. Forbes awards will vest as follows: 3,375 restricted shares will vest on July 1, 2010; 6,923 restricted shares will vest in two equal annual installments beginning on July 1, 2010; 18,000 restricted shares will vest in two equal annual installments beginning on July 1, 2010; and 21,890 restricted shares will vest in four equal annual installments beginning on July 1, 2010.

OPTION EXERCISES AND STOCK VESTED IN 2009

The table below sets forth information concerning the exercise of stock options and vesting of restricted stock for each named executive officer during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(2)
Carolyn J. Logan	45,000	$950,400	68,056	$670,352
Adam C. Derbyshire	150,000	2,175,495	18,571	182,924
William P. Forbes	—	—	15,836	155,985

(1)	Value represents market value at date of exercise less the exercise price.
(2)	Value represents market value on the date of vesting.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

We entered into employment agreements with Carolyn J. Logan in January 2003 for the position of President and Chief Executive Officer, Adam C. Derbyshire in May 2003 for the position of Senior Vice President, Finance and Administration and Chief Financial Officer and William P. Forbes in January 2005 for the position of Vice President, Research and Development and Chief Development Officer. Upon a review of market competitive and best practices, we amended each employment agreement in June 2008 to provide for severance upon change in control in certain circumstances. In July 2009, we also entered into a new employment agreement with Ms. Logan that was approved in April 2009 to modify payments she would receive as President and Chief Executive Officer upon a change in control. In July 2009, we entered into new employment agreements with Mr. Derbyshire and Dr. Forbes that were approved in April 2009 in connection with their promotions to the positions of Executive Vice President, Finance and Administration and Chief Financial Officer and Senior Vice President, Research and Development and Chief Development Officer, respectively. In March 2010, we amended Dr. Forbes’ employment agreement in connection with his promotion to the position of Executive Vice President, Research and Development and Chief Development Officer.

Under their current employment agreements, Ms. Logan, Mr. Derbyshire and Dr. Forbes have annual salaries of $771,160, $426,400 and $406,800, respectively. While employed by Salix, each officer may be given a cash bonus within the discretion of the Compensation Committee, which does so under our annual incentive management by objective plans. Each agreement prohibits the officer from entering into employment with any direct competitor and from soliciting any employee of Salix to leave Salix while the agreement is in effect and for one year after termination of the agreement. The agreements have no set term.

The current employment agreement of each officer will remain in effect until (1) we terminate the officer, whether for “reasonable cause” or not (“reasonable cause” includes when the officer commits gross negligence, fraud, dishonesty or willfully violates any significant written policy of Salix, when the officer is convicted of a felony or certain serious crimes, when the officer willfully fails to perform his or her duties, fails to cooperate in a legitimate investigation or intentionally acts in conflict of interest with respect to Salix), (2) the officer terminates, whether for “good reason” or not (“good reason” includes diminution in duties, a reduction in the officer’s salary or benefits, failure to pay the officer due compensation, relocation of the officer or any material breach by Salix of the agreement), or (3) the officer’s death or incapacitating disability.

In the event of termination by us without reasonable cause or by the officer with good reason, the officer under his or her current employment agreement will be paid his or her then monthly salary for 24 months for Ms. Logan, 18 months for Mr. Derbyshire and 18 months for Dr. Forbes. In such event, the officer may also be paid a pro rata portion of his or her bonus, if any, for the year in which termination occurs, as we determine. In addition, we will pay the officer for the same period of time all benefits to which he or she was entitled at the time of termination. Under our 2005 Stock Plan, unvested shares of restricted stock are forfeited to Salix when the officer is terminated by us without reasonable cause or resigns with good reason. If a severance payment had been triggered on December 31, 2009, Salix would have been obligated to pay Ms. Logan $1,483,000 in salary, a maximum $602,469 bonus in our discretion and $483 per month in benefits for 24 months. If a severance payment had been triggered on December 31, 2009, we would have been obligated to pay Mr. Derbyshire $615,000 in salary, a maximum $256,250 bonus in our discretion and $1,045 per month in benefits for 18 months. If a severance payment had been triggered on December 31, 2009, when Dr. Forbes was our Senior Vice President, Research and Development and Chief Development Officer, we would have been obligated to pay Dr. Forbes $540,000 in salary, a maximum $202,500 bonus in our discretion and $1,554 per month in benefits for 18 months.

In the event of termination by us without reasonable cause or by the officer with good reason, in each case within 12 months after a change in control of Salix (defined in the current employment agreements as any sale, transfer, merger, and/or similar disposition of Salix’s business, whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise), Ms. Logan, Mr. Derbyshire and Dr. Forbes will be paid their base salary as of the date of termination for a period of 36 months, 30 months and 30 months, respectively, under their current employment agreements, and will be paid a bonus equal to two times, one and one-half times and one and one-half times, respectively, the maximum annual bonus target. In addition, under their current employment agreements, Ms. Logan, Mr. Derbyshire and Dr. Forbes will be paid benefits for 36, 30 and 30 months, respectively. Under our 2005 Stock Plan, in the event of a change in control (as defined in the 2005 Stock Plan), unvested shares of restricted stock granted before June 18, 2009 immediately accelerate upon a change in control. However, unvested shares of restricted stock granted on or after June 18, 2009 that are not assumed by the acquiror upon a change in control only accelerate if, within three years following the change in control, the participant’s employment with Salix or any of its subsidiaries is terminated without “cause” or the participant resigns for “good reason,” as defined in the award agreements. If a severance payment had been triggered on December 31, 2009, Salix would have been obligated to pay Ms. Logan $2,224,500 in salary, a $1,204,938 bonus, and $483 per month in benefits for 36 months. If a severance payment had been triggered on December 31, 2009, we would have been obligated to pay Mr. Derbyshire $1,025,000 in salary, a $384,375 bonus, and $1,045 per month in benefits for 30 months. If a severance payment had been triggered on December 31, 2009 when Dr. Forbes was our Senior Vice President, Research and Development and Chief Development Officer, we would have been obligated to pay Dr. Forbes $720,000 in salary, a $303,750 bonus, and $1,554 per month in benefits for 24 months. If a severance payment had been triggered on December 31, 2009 when our stock price was $25.39, 118,675 shares of Ms. Logan’s restricted stock would accelerate (valued at $3,013,158), 32,418 shares of Mr. Derbyshire’s restricted stock would accelerate (valued at $823,093) and 28,298 shares of Dr. Forbes’ restricted stock would accelerate (valued at $718,486).

DIRECTOR COMPENSATION FOR 2009

The following table sets forth all compensation paid by us to our non-employee directors for the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash($)(2)	Stock Awards($)(3)	Option Awards($)(4)	Total($)
John F. Chappell	$128,000	$119,776	—	$247,776
Thomas W. D’Alonzo	74,500	119,776	—	194,276
Richard A. Franco, Sr.	76,000	119,776	—	195,776
William Harral III(1)	29,500	—	—	29,500
William P. Keane	81,500	119,776	—	201,276
Mark A. Sirgo	68,500	119,776	—	188,276

(1)	Mr. Harral served on our Board of Directors until its 2009 annual meeting of stockholders, at which he did not stand for re-election.

(2)	Includes annual retainers for members of the Board of Directors and Audit Committee and retainers for the chairman of the Board and each of the Audit, Compensation and Nominating/Corporate Governance Committees. Also includes all Board and Committee meeting fees earned or paid in cash in 2009.
(3)	On July 13, 2006, July 1, 2007, July 1, 2008 and July 1, 2009 each of our non-employee directors on such dates was granted 10,000, 9,230, 12,676 and 12,160 shares of restricted stock, respectively. The restricted stock awards granted in 2006, 2007 and 2008 vested in their entirety on the first anniversary of their vesting commencement dates. The restricted stock award granted in July 2009 will vest in its entirety on the earlier of July 1, 2010 or the next annual election of directors, subject to continued service on our Board of Directors. On February 2, 2008, Dr. Sirgo was also granted 15,000 shares of restricted stock that vests one-third annually over three years beginning on February 4, 2009, subject to continued service on the Board of Directors. The reported amount in the table above of the restricted stock grant made in 2009 represents the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718. As of December 31, 2009, the number of shares of restricted stock outstanding and number of vested shares of restricted stock held by each of our non-employee directors at that time was as follows: 44,066 shares of restricted stock outstanding for Mr. Chappell, of which 31,906 shares were vested; 35,460 shares of restricted stock outstanding for Mr. D’Alonzo, of which 23,300 shares were vested; 37,274 shares of restricted stock outstanding for Mr. Franco, of which 25,114 shares were vested; 33,073 shares of restricted stock outstanding for Mr. Keane, of which 20,913 shares were vested; and 34,356 shares of restricted stock outstanding for Dr. Sirgo, of which 12,196 shares were vested.
(4)	As of December 31, 2009, the number of shares underlying options held by each of our non-employee directors at that time was as follows: 90,000 shares for Mr. Chappell; 67,500 shares for Mr. D’Alonzo; 37,500 shares for Mr. Franco; and 67,500 shares for Mr. Keane. No options have been granted to Dr. Sirgo.

Director Compensation Philosophy

The general policy of our Board of Directors is that compensation for independent directors should be a mix of cash and equity-based compensation. For fiscal year 2009, the Compensation Committee evaluated the appropriate level and form of compensation for independent directors and recommended changes to the Board when appropriate. The Compensation Committee will make such compensation evaluations and recommendations annually. The Board reviews the Committee’s recommendations and then determines the amount of director compensation.

Fees Earned or Paid in Cash

We currently pay an annual retainer to our non-employee chairman in the amount of $75,000 and an annual retainer to our other non-employee directors in the amount of $30,000. We pay each of our non-employee directors $2,500 per Board meeting attended in person and $1,000 per Board meeting attended by telephone.

We pay an annual retainer of $7,000 to all non-chair Audit Committee members and $5,000 to all non-chair Compensation and Nominating/Corporate Governance Committees members. We pay annual retainers of $12,000 to the chairman of the Audit Committee and $9,000 to the chairpersons of the Compensation and Nominating/Corporate Governance Committees. We pay each member of the Audit Committee and each non-member director $1,000 per meeting attended, whether in person or by telephone. We pay each member of the Compensation and Nominating/Corporate Governance Committees and each non-member director $1,000 per meeting attended in person and $500 per meeting attended by telephone. We also reimburse each non-employee member of our Board for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Equity Compensation

We annually award each of our non-employee directors shares of restricted stock under our 2005 Stock Plan. All the restricted stock awarded to the non-employee directors vests on the earlier of the first anniversary of the vesting commencement date or the next annual election of directors, subject to continued service on the Board of Directors. On July 1, 2009, we granted each of our non-employee directors 12,160 shares of restricted stock that vest on the earlier of July 1, 2010 or the next annual election of directors.

October 28, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Dana Hartz

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 9, 2010

Proxy Statement on Schedule 14A

Filed April 30, 2010

File Number: 000-23265

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filings as set forth in your letter of October 18, 2010, Salix Pharmaceuticals, Ltd. hereby acknowledges that:

•	Salix Pharmaceuticals, Ltd. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix Pharmaceuticals, Ltd. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix Pharmaceuticals, Ltd.

By:	/s/ Adam C. Derbyshire
Chief Financial Officer